VIA EDGAR

February 17, 2017

Re:                             Brookfield Asset Management Inc., Brookfield Finance Inc., and Brookfield Finance LLC

Registration Statement on Form F-10 and Form F-3

File No. 333-215992

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

To Whom It May Concern:

On behalf of Brookfield Asset Management Inc., an Ontario corporation, Brookfield Finance Inc., an Ontario corporation, and Brookfield Finance LLC, a Delaware limited liability company (collectively, the “Companies”), enclosed is the final receipt issued by the Ontario Securities Commission with respect to the Companies’ Registration Statement on Form F-10 and Form F-3 (File No. 333-215992) (as amended to date, the “Registration Statement”).  I hereby request that the U.S. Securities and Exchange Commission declare the Registration Statement effective as of 9:30 a.m., New York time, on February 21, 2017, or as soon as possible thereafter.

If the Staff has any questions, please contact Mile Kurta, Esq., of Torys LLP at (212) 880-6363.

Enclosure

Sincerely,

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian D. Lawson

Name: Brian D. Lawson
Title: Senior Managing Partner and Chief Financial Officer

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

Brookfield Asset Management Inc.

Brookfield Finance Inc.

Brookfield Finance LLC

This is the receipt of the Ontario Securities Commission for the Short Form Base Shelf Prospectus of the above Issuer dated February 17, 2017 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in British Columbia, Alberta, Saskatchewan, Manitoba, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

February 17, 2017

Huston Loke

Huston Loke
Director, Corporate Finance Branch

SEDAR Project # 2582877, 2582878, 2582880